# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: NLS Pharmaceutics Ltd., CIK 0001783036
CUSIP: H57830103
Title of class of securities: Common Share, Par Value CHF 0.03 Per Share
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0002045580
Persons authorized to receive notices and communications: Ronald Hafner, c/o NLS Pharmaceutics Ltd., The Circle 6, Zurich, Switzerland (V8), 8058, 41-44-512-2150

## Reporting persons
- Ronald Hafner (CIK 0002045580): type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: personal funds (PF); sole voting power 557,131; shared voting power 0; sole dispositive power 557,131; shared dispositive power 0; aggregate amount beneficially owned 557,131 (13.2% of the class)
  Comment: Percentage ownership is based on a total of 4,097,641 common shares, par value CHF 0.03 per share, or the Common Shares, outstanding as of June 20, 2025, as reported in the Issuer's Registration Statement on Form F-4/A, filed with the U.S. Securities and Exchange Commission on June 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Share, Par Value CHF 0.03 Per Share
Name of issuer: NLS Pharmaceutics Ltd.
Address of issuer's principal executive offices: The Circle 6, Zurich, Switzerland (V8), 8058

## Item 2. Identity and Background
Name of person filing: This Schedule is being filed by Mr. Ronald Hafner, or the Reporting Person.
Residence or business address:
The business address of the Reporting Person is:
c/o NLS Pharmaceutics Ltd.,
The Circle 6, 8058
Zurich, Switzerland
Present principal occupation or employment: The Reporting Person is the Chairman of the Board of Directors of the Issuer. The address of the Issuer's principal business is Circle 6, 8058 Zurich, Switzerland.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of Switzerland.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The amount of funds used by the Reporting Person in acquiring the Common Shares beneficially owned by him as described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3. The source of these funds is the Reporting Person's personal funds, as described in further detail in Item 4 of this Schedule 13D, which disclosure is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The Reporting Person holds all securities of the Issuer for investment purposes only.

The Common Shares beneficially owned by the Reporting Person were purchased in a series of investment transactions since the initial public offering of the Issuer, including through the transactions described herein below, as well as acquisitions in the open market.

On October 9, 2024, the Issuer, entered into a securities purchase agreement, or the Equity Purchase Agreement, with certain accredited investors, including the Reporting Person. Pursuant to the terms of the Equity Purchase Agreement, the Issuer agreed to issue and sell to the investors, in a private placement offering, (i) 806,452 Common Shares, and (ii) common share purchase warrants, or the Common Warrants, to purchase 806,452 Common Shares, at a combined purchase price of $3.97, for aggregate gross proceeds of $3.2 million. The Common Warrants have a term of five years and have an exercise price of $4.25 per share. Pursuant to the Equity Purchase Agreement, the Issuer agreed to grant the investors the right to participate, in the aggregate, in up to fifty percent (50%) of future offerings for one year following the closing of the offering. In addition, the Issuer agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. The transactions contemplated by the Equity Purchase Agreement closed on October 10, 2024. In connection with this Equity Purchase Agreement, the Reporting Person purchased 100,807 Common Shares and Common Warrants to purchase 100,807 Common Shares, all with his personal funds.

On October 9, 2024, the Issuer and certain existing warrant holders entered into warrant amendment agreements, or collectively, the Amendment, to amend those warrants issued by Company to such holders, collectively, to purchase up to 105,843 Common Shares issued to such holders, or the Existing Warrants. The Amendment amended the definition of "Fundamental Transaction" in Section 3(e) of the Existing Warrants. In consideration for the Amendment, the Issuer agreed to adjust the exercise price of the Common Warrants to CHF 0.80 and issued to the holders Pre-Funded Warrants to purchase up to 136,648 Common Shares, or the Pre-Funded Warrants. Each Pre-Funded Warrant is exercisable for one Common Share at an exercise price of CHF 0.80 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. In connection with the Amendment, Existing Warrants to purchase 1,800 Common Shares were amended under the Amendment, and the Reporting Person received Pre-Funded Warrants to purchase 1,925 Common Shares.

On October 9, 2024, the Issuer entered into a securities purchase agreement, or the Debt Purchase Agreement, with an accredited investor, pursuant to which in exchange for the satisfaction of the Issuer's debt in the aggregate amount of $4.0 million held by the investor, the Issuer agreed to issue 806,452 newly designated convertible preferred shares, at a purchase price of $4.96 (rounded). The preferred shares contain a conversion price of $4.96 per share. The transactions contemplated by the Debt Purchase Agreement closed on October 10, 2024. Pursuant to the Debt Purchase Agreement, the Issuer agreed to grant the investor the right to purchase up to an additional $10.0 million worth of convertible preferred shares beginning six months after the closing and continuing for as long as the investor owns preferred shares. Additionally, pursuant to the Debt Purchase Agreement, the Issuer agreed to grant the investor the right to participate in up to fifty percent (50%) of future offerings of the Issuer's securities for one year following the closing. In addition, the Issuer agreed to not to enter into an equity line of credit or similar agreement, without the consent of the majority of the holders of the preferred shares. In connection with this Debt Purchase Agreement, the Reporting Person received 173,173 designated convertible preferred shares. The Reporting Person funded this transaction with his personal funds.

On October 9, 2024, the Reporting Person further entered into a Put-Call Agreement with an accredited investor, pursuant to which the accredited investor granted the Reporting Person a put option to demand at its sole discretion, and the Reporting Person granted the accredited investor a call option to demand at its sole discretion, that the accredited investor purchase an amount of 37,783 preferred shares converted from 37,783 Common Shares held by the Reporting Person in consideration for $150,000. On February 12, 2025, the Reporting Person and the accredited investor entered into a Declaration of Assignment agreement, pursuant to which the accredited investor shall exercise the aforesaid option as of the date of the Declaration of Assignment.

On February 7, 2025, the Reporting Person entered into a Declaration of Assignment agreement with Mr. Alexander Zwyer, the chief executive officer of the Issuer, pursuant to which in exchange for the satisfaction of a debt held by the Reporting Person, Mr. Zwyer agreed to transfer 111,637 Common Shares to the Reporting Person.

On February 21, 2025, Magnetic Rock Investment AG transferred 17,782 Common Shares at market value to the Reporting Person in exchange for the satisfaction of a debt held by the Reporting Person.

On May 22, 2025, the Reporting Person entered into a Declaration of Assignment agreement with Mr. Patrick Hafner, the Reporting Person's brother, whose holdings are separate from the Reporting Person, pursuant to which in exchange for a cash amount equal to the Common Shares aggregate market value, Mr. Patrick Hafner agreed to transfer 250 Common Shares to the Reporting Person.

The Reporting Person serves as the Chairman of the Board of Directors of the Issuer, or the Chairman. Accordingly, the Reporting Person may have influence over the corporate activities of the Issuer, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as otherwise described herein, the Reporting Person currently has no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto. The Reporting Person intends to review from time to time his investment in the Issuer and the Issuer's business affairs, financial position, performance and other investment considerations. The Reporting Person may from time to time engage in discussions with the Issuer, its directors and officers, other shareholders of the Issuer and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer and/or its subsidiaries. Based upon such review and discussions, as well as general economic, market and industry conditions and prospects and the Reporting Person's liquidity requirements and investment considerations, and subject to the limitations in the agreements described above, the Reporting Person may consider additional courses of action, which may include, in the future, formulating plans or proposals regarding the Issuer and/or its subsidiaries, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.

In his capacity as the Chairman, from time to time, the Reporting Person may receive share options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. In connection with the foregoing, in November 2022, the Reporting Person was granted options to purchase 3,688 Common Shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 557,131 Common Shares, representing approximately 15.0% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person holds sole voting and dispositive power over 557,131 Common Shares of the Issuer which includes 3,176 Common Shares of the Issuer issuable upon the exercise of stock options, or the Options, awarded by the Issuer to the Reporting Person for the Reporting Person's service as a member of the board of directors of the Issuer and held directly by the Reporting Person and vested and exercisable within 60 days of the date of event that requires the filing of this Statement on Schedule 13D. This number also includes warrants to purchase 113,861 Common Shares and Pre-Funded Warrants to purchase 1,925 Common Shares held directly by the Reporting Person. The warrants are exercisable as follows: (i) warrants to purchase 13,054 Common Shares are vested and exercisable, or will be vested and exercisable, within 60 days of the date of event that requires the filing of this Statement on Schedule 13D, (ii) Common Warrants to purchase 100,807 Common Shares are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-1 under the Exchange Act, no more than 9.99% of the outstanding Common Shares, and (iii) Pre-Funded Warrants to purchase 1,925 Common Shares are only exercisable to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any person who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-1 under the Exchange Act, no more than 4.99% of the outstanding Common Shares. As a result of this restriction, the number of Common Shares that may be issued upon exercise of the warrants by the above holder may change depending upon changes in the outstanding Common Shares.s
Transactions in the class effected during the past sixty days: The Reporting Persons has not effected any transactions in the Common Shares in the past 60 days, except as set forth in Item 3 and Item 4, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3, Item 4 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

As the Chairman of the Issuer, the Reporting Person may have the ability to affect and influence control of the Issuer. From time to time, the Reporting Person may receive share options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. In connection with the foregoing, in November 2022, the Reporting Person was granted options to purchase 3,688 Common Shares of the Issuer, of which options to purchase 3,176 Common Shares are vested and exercisable within 60 days of the date of event that requires the filing of this Statement on Schedule 13D.

In connection with the Agreement of Merger and Plan of Reorganization, dated November 4, 2024, between Kadimastem Ltd., an Israeli publicly traded company limited by shares, the Issuer and NLS Pharmaceuticals (Israel) Ltd., an Israeli company and a wholly owned subsidiary of the Issuer, the Reporting Person entered into a Support Agreement under which the Reporting Person has agreed, among other things, to vote its Common Shares, and any other voting securities the Reporting Person might hold, in favor of the approval of (i) the issuance of Common Shares equal to the required number of Common Shares to serve as the merger consideration, and (ii) an ordinary capital increase under Swiss law, excluding the subscription rights of the existing holders of Common Shares, for the purpose of making available the required number of Common Shares to serve as the merger consideration.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Voting and Support Agreement, dated October 14, 2024, by and between Ronald Hafner and NLS Pharmaceutics Ltd. (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed on November 5, 2024).
Exhibit 5 - Form of Option Agreement attached as Schedule I of the Share Option Plan Regulation 2021 (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed on December 22, 2021).
Exhibit 6 - Form of Common Warrant (filed as Exhibit 99.1 to Form 6-K (File No. 001-39957) filed October 11, 2024).
Exhibit 7 - Form of Equity Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics Ltd. and certain purchasers thereto (filed as Exhibit 99.2 to Form 6-K (File No. 001-39957) filed October 11, 2024).
Exhibit 8 - Form of Debt Securities Purchase Agreement, dated October 9, 2024 by and among NLS Pharmaceutics Ltd. and certain purchasers thereto (filed as Exhibit 99.3 to Form 6-K (File No. 001-39957) filed October 11, 2024).
Exhibit 9 - Form of Warrant Amendment Agreement (filed as Exhibit 99.4 to Form 6-K (File No. 001-39957) filed October 11, 2024).
Exhibit 10 - Form of Pre-Funded Warrant (filed as Exhibit 99.5 to Form 6-K (File No. 001-39957) filed October 11, 2024).
Exhibit 11 - Put-Call Agreement, dated October 9, 2024, by and between Ronald Hafner and Alpha Capital Anstalt.
Exhibit 12 - Declaration of Assignment, dated February 7, 2025, by and between Ronald Hafner and Alexander Zwyer.
Exhibit 13 - Notification According to Article 697 of the Swiss Code of Obligations, dated February 21, 2025, from Magnetic Rock Investment AG to NLS Pharmaceutics Ltd.
Exhibit 14 - Declaration of Assignment, dated May 22, 2025, by and between Ronald Hafner and Patrick Hafner.

## Signatures
- Ronald Hafner: /s/ Ronald Hafner, Ronald Hafner, Chairman of the Board of Directors (06/24/2025)